

September 25, 2014

Via E-mail
Gerald L. Salzman
Chief Executive Officer
Daily Journal Corporation
915 East First Street
Los Angeles, CA 90012

> **Re: Daily Journal Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2013**
> **Filed on June 24, 2014**
> **File No. 000-14665**

Dear Mr. Salzman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2013

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Intangible Assets, page 28

1.  Based on your disclosure, it appears that intangible assets consist of purchased software and customer relationships. Please revise to disclose the gross carrying amount and accumulated amortization by major intangible asset class for each balance sheet date presented. Refer to ASC 350-30-50-2.

Item 9A. Controls and Procedures, page 34

Evaluation of Disclosure Controls and Procedures, page 34

2.      We note your conclusion that disclosure controls and procedures (DCP) was effective as of September 30, 2013 and we note similar conclusions in your December 31, 2013, March 31, 2014, and June 30, 2014 Forms 10-Q. You state the untimely filing of your Form 10-K for the fiscal year ended September 30, 2013 and your Forms 10-Q for fiscal 2014 were not due to a lack of effectiveness of your DCP, but instead due to the additional time required to complete the assessment and audit of your internal control over financial reporting.

Exchange Act Rule 13a-15(e) states that the term "disclosure controls and procedures" means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.  We also note the amounts reported for income (loss) from operations, provision for (benefit from) income taxes, and net income (loss) in your filed Form 10-K and Forms 10-Q for these periods differed from the unaudited results included in your Forms 8-K filed on December 31, 2013, February 11, 2014, and May 23, 2014, and the differences were significant for the quarterly reports.

Given this definition, your non-timely filings due to a requirement of the Act, and the differences noted in your financial results please tell us in more detail why you believe your DCP was effective under the definition in Exchange Act Rule 13a-15(e).

Management's Report on Internal Controls over Financial Reporting, page 34

3.      We note that you excluded ISD Technologies, Inc. from your evaluation of internal controls over financial reporting.  Please tell us whether New Dawn Technologies, Inc., acquired in December 2012, was included in your evaluation of internal controls over financial reporting.

4.      We note your conclusion that internal control over financial reporting (ICFR) was effective as of September 30, 2013. We further note your disclosure that you disagree with your auditor's conclusion that your ICFR was ineffective.  The audit report disclosed material weaknesses in the area of non-routine transactions and processes, and segregation of duties and financial reporting information.  It also states certain of the control deficiencies that led to a material weakness were a result of audit adjustments recorded in the fourth quarter as well as additional disclosures in the consolidated financial statements.  Please address the following:

- Tell us how you considered these adjustments in your determination of whether there were control deficiencies in your ICFR. Refer to bullet point three on page 37 of SEC Release No. 33-8810 **"Commission Guidance Regarding**

Management's Report on Internal Control Over Financial Reporting Under
Section 13(a) or 15(d) of the Securities Exchange Act of 1934."

- Tell us whether you identified control deficiencies in any of the same areas described in the audit report (e.g. segregation of duties or multiple element software revenue recognition). If so, explain in detail your evaluation of the severity of these control deficiencies.

- To the extent you identified more than one deficiency; discuss how aggregation of deficiencies was considered in your evaluation of the effectiveness of other impacted components of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control Integrated Framework like the risk assessment component.

5.   You state on page 35 that you will consider whether additional documentation of your financial reporting and internal control system should be created to assist with the review and audit of your internal controls in the future and whether additional segregation of duties would meaningfully enhance that system. However, we note from your subsequent quarterly reports on Forms 10-Q that you reported there were no material changes in your internal control over financial reporting. Therefore, please tell us whether you have given consideration to additional documentation and controls as stated in your report in your September 30, 2013 Form 10-K and, if so, what resulted from this further consideration.

Form 10-Q for Fiscal Quarters Ended December 31, 2013 and March 31, 2014

6.   We note that the amounts reported for income (loss) from operations, provision for (benefit from) income taxes, and net income (loss) in your Forms 10-Q for the first and second quarters of fiscal 2014 differed significantly from the results included in your Forms 8-K filed on February 11, 2014 and May 23, 2014. We also note one of the non-routine class of transactions and processes referenced as a material weakness in the September 30, 2013 Form 10-K audit report on ICFR was the evaluation of the quarterly and annual current and deferred tax provision and related accounts. Please tell us how these differences arose, including whether they related to control deficiencies in fiscal 2013 and/or 2014. If so, tell us how you evaluated the severity of these control deficiencies individually and in the aggregate with other control deficiencies identified in fiscal 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief